For Immediate Release

VanEck®

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VanEck Sees $3,000 or More for Gold

As gold reaches new highs, Firm reasserts the case for gold as bullish factors gain strength

New York, (August 5, 2020) - Gold prices have surged in recent weeks and the team at VanEck, a firm with more than 50 years of experience investing in gold and gold equities, is reasserting its bullish call on the investment case for gold.

VanEck initially took a bullish stance on gold in mid-2019, pointing to sustained Central Bank uncertainty, the surge in negative yielding debt, and gold's recently having broken through a strong technical six-year mark at the time. Much has obviously happened since then, and in the firm's latest assessment they find a number of key reasons to reassert their bullish view as gold moves past its previous all-time high.

"Since 1968, when gold was $35 per ounce, the drivers of gold bull markets have fallen into two categories: inflationary and deflationary," said Joe Foster, Portfolio Manager for the VanEck International Investors Gold Fund (INIVX). "We don't see inflation spiking anytime soon, so we believe this to be a deflationary cycle. Both recent deflationary gold bull markets suggest that a price over $3,000 per ounce is reasonable. In fact, if one measures the start of this bull market from the 2015 lows, then it appears similar to the 2001-2008 bull market when gold rose over 200%."

"If one believes, as we do, that the current central bank stimulus to fight the impacts of the COVID-19 virus, along with elevated levels of systemic risks, are similar to those during the global financial crisis, then $3,400 may be the target for this bull market," added Foster.

According to VanEck, in the current deflationary bull market, low interest rates and the unknown economic impact of the COVID-19 pandemic have been driving the recent investment demand for gold; but other factors, like the weakness of the U.S. dollar, geopolitical uncertainty, and continued rising debt levels have bolstered a bullish view as well. In addition, gold may be

poised to perform well should inflation develop eventually, due to the massive stimulus measures taken by central banks and governments worldwide.

"Along with the persistence of negative real rates, we believe many dynamics appear very favorable for gold and gold equities moving forward," added Jan van Eck, Chief Executive Officer. "Gold continues to be a scarce commodity, and the fact that there have been no significant new gold discoveries since 2016 only adds to its supply pressure. Meanwhile, gold mining companies have reemerged from a period of management turnover and fiscal restructuring and are, in our view, now better positioned to return value to shareholders."

Both physical gold bullion and gold mining equities can provide important potential benefits, with each offering a unique risk/reward profile. Bullion has historically displayed a lower volatility profile, while equities tend to be more volatile and have historically outperformed gold during bull market cycles because of their optionality through earnings and resource leverage.[1]

VanEck has pioneered the development of strategies to provide investors with a variety of ways to add gold exposure to their portfolios. INIVX has a live track record of investing gold-related equities for more than 50 years. The $1.2 billion mutual fund has returned more than 56% YTD through August 3, 2020. For standard performance time periods, please visit the Fund's page on our website.

Additionally, VanEck's family of gold-focused offerings includes the VanEck Vectors® Gold Miners ETF (GDX®), VanEck Vectors® Junior Gold Miners ETF (GDXJ®), and the only physical gold ETP with a patented process by which investors can request delivery of their gold, the VanEck Merk Gold Trust (OUNZ). As of June 30, 2020, the Firm's assets across its gold-related strategies totaled $23.5 billion.

VanEck's latest outlook for gold, which includes historical and technical data, along with other key factors driving the firm's thinking, can be accessed here.

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About VanEck

VanEck has a history of looking beyond the financial markets to identify trends that are likely to create impactful investment opportunities. We were one of the first U.S. asset managers to offer investors access to international markets. This set the tone for the firm's drive to identify asset classes and trends – including gold investing in 1968, emerging markets in 1993, and exchange traded funds in 2006 – that subsequently shaped the investment management industry.

Today, VanEck offers active and passive strategies with compelling exposures supported by well-designed investment processes. As of June 30, 2020, VanEck managed approximately $56.1 billion in assets, including mutual funds, ETFs and institutional accounts. The firm's capabilities range from core investment opportunities to more specialized exposures to enhance portfolio diversification. Our actively managed strategies are fueled by in-depth, bottom-up research and security selection from portfolio managers with direct experience in the sectors and regions in which they invest. Investability, liquidity, diversity, and transparency are key to the experienced decision-making around market and index selection underlying VanEck's passive strategies.

Since our founding in 1955, putting our clients' interests first, in all market environments, has been at the heart of the firm's mission.

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Important Disclosures

[1] Source: Morningstar. Volatility is measured by standard deviation. Standard deviation is a historical measure of the variability of returns relative to the average annual return.

Past performance is not a guarantee of future results. Performance may be lower or higher than performance data quoted. Please visit vaneck.com for performance current to the most recent month end.

This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities mentioned herein. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. The information herein represents the opinion of the author, but not necessarily those of VanEck.

Investing involves risk, including possible loss of principal. Please call 800.826.2333 or visit vaneck.com for a free prospectus and summary prospectus. An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing. The prospectus and summary prospectus contain this and other information. Please read the prospectus and summary prospectus carefully before investing.

VanEck International Investors Gold Fund
You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. The Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, CMOs and small- or mid-

cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk and leverage risk. Please see the prospectus and summary prospectus for information on these as well as other risk considerations.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF
Gold- and silver-related investments, including gold exchange-traded funds (ETFs), are subject to risks including bullion price volatility, changes in world political developments, competitive pressures and risks associated with foreign investments. In times of stable economic growth, the value of gold, silver and other precious metals may be adversely affected. Mining companies are subject to elevated risks, which include, among others, competitive pressures, commodity and currency price fluctuations, and adverse governmental or environmental regulations. In particular, small and mid-cap mining companies may be subject to additional risks including inability to commence production and generate material revenues, significant expenditures and inability to secure financing, which may cause such companies to operate at a loss, greater volatility, lower trading volume and less liquidity than larger companies. Investors should be willing to accept a high degree of volatility and the potential of significant loss. The Funds may loan their securities, which may subject them to additional credit and counterparty risk.

VanEck Merk Gold Trust
The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor for GDX, GDXJ, and INIVX
666 Third Avenue
New York, NY 10017
800.826.2333